Exhibit 99.1

LIZHI Announces $3 Million Share Repurchase Program

GUANGZHOU, China, December 13, 2023 (GLOBE NEWSWIRE) -- LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced that its board of directors (the “Board”) has approved a share repurchase program whereby LIZHI is authorized to repurchase its Class A ordinary shares (including Class A ordinary shares in the form of American depositary shares) with an aggregate value of up to $3 million over the next 12-month period, starting from today.

Mr. Jinnan (Marco) Lai, founder, CEO and Chairman of the Board of LIZHI, said, “The share repurchase program reaffirms our confidence in the long-term growth prospects of all of LIZHI’s businesses as well as the market potential in the global audio and social networking industry. We are committed to delivering value to each of our stakeholders while retaining the flexibility to drive future growth. Moving forward, we will work relentlessly to execute our global expansion strategy, explore potential commercialization opportunities, build an increasingly competitive business ecosystem, and ultimately create greater value for our shareholders, users, and society at large.”

The proposed share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The number of ADSs repurchased and the timing or conditions of repurchases may depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with LIZHI’s working capital requirements and general business conditions, and will be in accordance with applicable rules and regulations. Repurchase transactions will be subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. LIZHI plans to fund the repurchases out of its existing cash balance or future cash generated by operating activities.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward- looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@lizhi.fm

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com